FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month ended	Commission File Number
August 2006	1-32608

VIREXX MEDICAL CORP.
(Translation of registrant's name into English)

8223 Roper Road NW, Edmonton, Alberta, Canada T6E 6S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

99.1	VIREXX COMPLETES TREATMENT IN HEPAVAXX B VACCINE PHASE I STUDY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIREXX MEDICAL CORP. Date: August 9, 2006	VIREXX MEDICAL CORP. Date: August 9, 2006
/s/ Scott Langille	/s/ Tracy Smith

Scott Langille Chief Financial Officer	Tracy Smith Manager of Finance